Exhibit 99.1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member

Summit Materials, LLC:

We have audited the accompanying consolidated balance sheets of Summit Materials, LLC and subsidiaries as of December 31, 2016 and January 2, 2016, and the related consolidated statements of operations, comprehensive loss, cash flows and changes in redeemable noncontrolling interest and members’ interest for each of the fiscal years ended December 31, 2016, January 2, 2016 and December 27, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Materials, LLC and subsidiaries as of December 31, 2016 and January 2, 2016, and the results of their operations and their cash flows for each of the fiscal years ended December 31, 2016, January 2, 2016 and December 27, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado

February 28, 2017

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2016 and January 2, 2016

(In thousands)

	2016	2015
Assets
Current assets:
Cash and cash equivalents	$142,672	$185,388
Accounts receivable, net	162,377	145,544
Costs and estimated earnings in excess of billings	7,450	5,690
Inventories	157,679	130,082
Other current assets	12,800	4,807
Total current assets	482,978	471,511
Property, plant and equipment, net	1,446,452	1,269,006
Goodwill	782,212	596,397
Intangible assets, net	17,989	15,005
Other assets	46,789	43,243
Total assets	$2,776,420	$2,395,162
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$6,500
Current portion of acquisition-related liabilities	21,663	18,084
Accounts payable	81,610	81,397
Accrued expenses	110,473	92,942
Billings in excess of costs and estimated earnings	15,456	13,081
Total current liabilities	235,702	212,004
Long-term debt	1,514,456	1,273,652
Acquisition-related liabilities	25,161	31,028
Other noncurrent liabilities	124,708	100,186
Total liabilities	1,900,027	1,616,870
Commitments and contingencies (see note 13)
Member’s equity	1,087,558	1,050,882
Accumulated deficit	(185,099)	(245,486)
Accumulated other comprehensive loss	(27,444)	(28,466)
Member’s interest	875,015	776,930
Noncontrolling interest	1,378	1,362
Total member’s interest	876,393	778,292
Total liabilities and member’s interest	$2,776,420	$2,395,162

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2016, January 2, 2016, and December 27, 2014

(In thousands)

	2016	2015	2014
Revenue:
Product	$1,223,008	$1,043,843	$806,280
Service	265,266	246,123	264,325
Net revenue	1,488,274	1,289,966	1,070,605
Delivery and subcontract revenue	137,789	142,331	133,626
Total revenue	1,626,063	1,432,297	1,204,231
Cost of revenue (excluding items shown separately below):
Product	751,697	676,457	566,986
Service	182,584	171,857	186,548
Net cost of revenue	934,281	848,314	753,534
Delivery and subcontract cost	137,789	142,331	133,626
Total cost of revenue	1,072,070	990,645	887,160
General and administrative expenses	243,862	177,769	150,732
Depreciation, depletion, amortization and accretion	149,300	119,723	87,826
Transaction costs	6,797	9,519	8,554
Operating income	154,034	134,641	69,959
Interest expense	96,483	83,757	86,742
Loss on debt financings	—	71,631	—
Other expense (income), net	746	(2,425)	(3,447)
Income (loss) from operations before taxes	56,805	(18,322)	(13,336)
Income tax benefit	(5,282)	(18,263)	(6,983)
Income (loss) from continuing operations	62,087	(59)	(6,353)
Income from discontinued operations	—	(2,415)	(71)
Net income (loss)	62,087	2,356	(6,282)
Net income (loss) attributable to noncontrolling interest	16	(1,826)	2,495
Net income (loss) attributable to member of Summit LLC	$62,071	$4,182	$(8,777)

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

Years ended December 31, 2016, January 2, 2016, and December 27, 2014

(In thousands)

	2016	2015	2014
Net income (loss)	$62,087	$2,356	$(6,282)
Other comprehensive income (loss):
Postretirement curtailment adjustment	—	—	(1,346)
Postretirement liability adjustment	426	2,123	(3,919)
Foreign currency translation adjustment	2,125	(14,099)	(5,816)
Loss on cash flow hedges	(1,529)	(944)	—
Other comprehensive income (loss)	1,022	(12,920)	(11,081)
Comprehensive income (loss)	63,109	(10,564)	(17,363)
Less comprehensive income (loss) attributable to the noncontrolling interest in consolidated subsidiaries	16	(1,826)	915
Comprehensive income (loss) attributable to member of Summit LLC	$63,093	$(8,738)	$(18,278)

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2016, January 2, 2016, and December 27, 2014

(In thousands)

	2016	2015	2014
Cash flow from operating activities:
Net income (loss)	$62,087	$2,356	$(6,282)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	159,579	124,147	95,463
Share-based compensation expense	49,940	19,899	2,235
Deferred income tax benefit	(8,572)	(19,838)	(5,927)
Net gain on asset disposals	(3,102)	(23,087)	6,500
Net gain on debt financings	—	(9,877)	—
Other	(1,282)	(1,629)	(957)
Decrease (increase) in operating assets, net of acquisitions:
Accounts receivable, net	2,511	3,852	(10,366)
Inventories	(10,297)	4,275	(3,735)
Costs and estimated earnings in excess of billings	(2,684)	6,604	1,359
Other current assets	(5,518)	11,438	(3,997)
Other assets	1,976	(1,369)	4,767
(Decrease) increase in operating liabilities, net of acquisitions:
Accounts payable	(5,706)	(4,241)	(6,455)
Accrued expenses	12,064	(14,354)	13,311
Billings in excess of costs and estimated earnings	700	1,313	(305)
Other liabilities	(6,819)	(1,286)	(6,373)
Net cash provided by operating activities	244,877	98,203	79,238
Cash flow from investing activities:
Acquisitions, net of cash acquired	(336,958)	(510,017)	(397,854)
Purchases of property, plant and equipment	(153,483)	(88,950)	(76,162)
Proceeds from the sale of property, plant and equipment	16,868	13,110	13,366
Other	2,921	1,510	(630)
Net cash used for investing activities	(470,652)	(584,347)	(461,280)
Cash flow from financing activities:
Capital contributions by member	27,377	507,766	27,617
Capital issuance costs	(136)	(12,930)	—
Proceeds from debt issuances	354,000	1,748,875	762,250
Debt issuance costs	(5,801)	(14,246)	(9,085)
Payments on debt	(120,702)	(1,505,486)	(389,270)
Payments on acquisition-related liabilities	(29,540)	(18,056)	(10,935)
Distributions	(42,192)	(46,603)	—
Other	(16)	—	(88)
Net cash provided by financing activities	182,990	659,320	380,489
Impact of foreign currency on cash	69	(1,003)	(149)
Net (decrease) increase in cash	(42,716)	172,173	(1,702)
Cash and cash equivalents – beginning of period	185,388	13,215	14,917
Cash and cash equivalents – end of period	$142,672	$185,388	$13,215

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Members’ Interest

Years ended December 31, 2016, January 2, 2016, and December 27, 2014

(In thousands)

	Total Member’s Interest
			Accumulated
			other		Total	Redeemable
	Member’s	Accumulated	comprehensive	Noncontrolling	member’s	noncontrolling
	equity	deficit	loss	interest	interest	interest
Balance — December 28, 2013	$486,896	$(198,511)	$(6,045)	$1,211	$283,551	$24,767

Net contributed capital	27,617	—	—		27,617
Accretion/ redemption value adjustment	—	(8,145)	—	—	(8,145)	8,145
Net (loss) income	—	(8,777)	—	87	(8,690)	2,408
Other comprehensive loss	—	—	(9,501)	—	(9,501)	(1,580)
Repurchase of member’s interest	(88)	—	—	—	(88)	—
Share-based compensation	4,222	(1,983)	—	—	2,239	—
Balance — December 27, 2014	$518,647	$(217,416)	$(15,546)	$1,298	$286,983	$33,740

Net contributed capital	558,939	—	—	—	558,939	—
Accretion/ redemption value adjustment	—	(32,252)	—	—	(32,252)	(31,850)
Net income	—	4,182	—	64	4,246	(1,890)
Other comprehensive loss	—	—	(12,920)	—	(12,920)	—
Distributions	(46,603)	—	—	—	(46,603)	—
Share-based compensation	19,899	—	—	—	19,899	—
Balance — January 2, 2016	$1,050,882	$(245,486)	$(28,466)	$1,362	$778,292	$—

Net contributed capital	27,260	—	—	—	27,260	—
Net income	—	62,071	—	16	62,087	—
Other comprehensive income	—	—	1,022	—	1,022	—
Distributions	(42,192)	—	—	—	(42,192)	—
Share-based compensation	51,624	(1,684)	—	—	49,940	—
Other	(16)	—	—	—	(16)	—
Balance — December 31, 2016	$1,087,558	$(185,099)	$(27,444)	$1,378	$876,393	$—

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, the “Company”) is a vertically integrated, construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Summit Inc.’s Equity Offerings— Summit Inc. commenced operations on March 11, 2015 upon the pricing of the initial public offering of its Class A common stock (“IPO”). Summit Inc. raised $433.0 million, net of underwriting discounts, through the issuance of 25,555,555 shares of Class A common stock at a public offering price of $18.00 per share. Summit Inc. used the offering proceeds to purchase a number of newly-issued Class A Units (“LP Units”) from Summit Holdings equal to the number of shares of Class A common stock issued to the public. Summit Inc. caused Summit Holdings to use these proceeds: (i) to redeem $288.2 million in aggregate principal amount of outstanding 10 1/2% senior notes due January 31, 2020 (“2020 Notes”); (ii) to purchase 71,428,571 Class B Units of Continental Cement Company, L.L.C. (“Continental Cement”); (iii) to pay a one-time termination fee of $13.8 million in connection with the termination of a transaction and management fee agreement with Blackstone Capital Partners V L.P.; and (iv) for general corporate purposes. The $288.2 million redemption of 2020 Notes was completed at a redemption price equal to par plus an applicable premium of $38.2 million plus $5.2 million of accrued and unpaid interest.

On August 11, 2015, Summit Inc. raised $555.8 million, net of underwriting discounts, through the issuance of 22,425,000 shares of Class A common stock at a public offering price of $25.75 per share ("the August 2015 follow-on offering"). Summit Inc. used these proceeds to purchase 3,750,000 newly-issued LP Units from Summit Holdings and 18,675,000 LP Units from certain pre-IPO owners, at a purchase price per LP Unit equal to the public offering price per share of Class A common stock, less underwriting discounts and commissions. Summit Holdings used the proceeds from the 3,750,000 newly-issued LP Units to pay the deferred purchase price of $80.0 million related to the July 17, 2015 acquisition of a cement plant and quarry in Davenport, Iowa, and seven cement terminals along the Mississippi River (the “Davenport Assets”) and for general corporate purposes.

Principles of Consolidation–The consolidated financial statements include the accounts of Summit LLC and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company attributes consolidated member’s interest and net income separately to the controlling and noncontrolling interests. Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC and, prior to the IPO and concurrent purchase of the noncontrolling interests of Continental Cement, a 30% redeemable ownership in Continental Cement. The Company accounts for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting.

The Company’s fiscal year is based on a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday. The 53-week year occurs approximately once every seven years and occurred in 2015. The additional week in the 53-week year was included in the fourth quarter of 2015.

Use of Estimates— Preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 21 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Kansas, Utah, and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in 2016, 2015 or 2014.

Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the collectability of individual accounts. In establishing the allowance, management considers historical losses adjusted to take into account current market conditions and its customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment terms. Balances that remain outstanding after reasonable collection efforts are exercised are written off through a charge to the valuation allowance.

The balances billed but not paid by customers, pursuant to retainage provisions included in contracts, are generally due upon completion of the contracts.

Revenue and Cost Recognition—Revenue for product sales are recognized when evidence of an arrangement exists, the fee is fixed or determinable, title passes, which is generally when the product is shipped, and collection is reasonably assured. Product revenue includes sales of aggregates, cement and other materials to customers, net of discounts, allowances or taxes, as applicable.

Revenue from construction contracts are included in service revenue and are recognized under the percentage-of-completion accounting method. The percent complete is measured by the cost incurred to date compared to the estimated total cost of each project. This method is used as management considers expended cost to be the best available measure of progress on these contracts, the majority of which are completed within one year, but may occasionally extend beyond one year. Inherent uncertainties in estimating costs make it at least reasonably possible that the estimates used will change within the near term and over the life of the contracts.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance and completion. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are estimable. General and administrative costs are charged to expense as incurred.

Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income. Such revisions are recognized in the period in which they are determined. An amount equal to contract costs incurred that are attributable to claims is included in revenue when realization is probable and the amount can be reliably estimated.

Costs and estimated earnings in excess of billings are composed principally of revenue recognized on contracts (on the percentage-of-completion method) for which billings had not been presented to customers because the amount were not billable under the contract terms at the balance sheet date. In accordance with the contract terms, the unbilled receivables at December 31, 2016 will be billed in 2017. Billings in excess of costs and estimated earnings represent billings in excess of revenue recognized.

Revenue from the receipt of waste fuels is classified as service revenue and is based on fees charged for the waste disposal, which are recognized when the waste is accepted.

Inventories—Inventories consist of stone that has been removed from quarries and processed for future sale, cement, raw materials and finished concrete blocks. Inventories are valued at the lower of cost or market and are accounted for on a first-in first-out basis or an average cost basis. If items become obsolete or otherwise unusable or if quantities exceed what is projected to be sold within a reasonable period of time, they will be charged to costs of production in the period that the items are designated as obsolete or excess inventory. Stripping costs are costs of removing overburden and waste material to access aggregate materials and are recognized in cost of revenue in the same period as the revenue from the sale of the inventory.

Property, Plant and Equipment, net—Property, plant and equipment are recorded at cost, less accumulated depreciation, depletion and amortization. Expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs that do not substantially expand productive capacity or extend the life of property, plant and equipment are expensed as incurred.

Landfill airspace is included in property, plant and equipment at cost and is amortized based on the portion of the airspace used during the period compared to the gross estimated value of available airspace, which is updated periodically as circumstances dictate. Management reassesses the landfill airspace capacity with any changes in value recorded in cost of revenue. Capitalized landfill costs include expenditures for the acquisition of land and related airspace, engineering and permitting costs, cell construction costs and direct site improvement costs.

Upon disposal of an asset, the cost and related accumulated depreciation are removed from the Company’s accounts and any gain or loss is included in general and administrative expenses.

Depreciation on property, plant and equipment, including assets subject to capital leases, is generally computed on a straight-line basis. Depletion of mineral reserves is computed based on the portion of the reserves used during the period compared to the gross estimated value of proven and probable reserves, which is updated periodically as circumstances dictate. Leasehold improvements are amortized on a straight-line basis over the lesser of the asset’s useful life or the remaining lease term. The estimated useful lives are generally as follows:

Buildings and improvements	10 - 30	years
Plant, machinery and equipment	15 - 20	years
Office equipment	3 - 7	years
Truck and auto fleet	5 - 8	years
Mobile equipment and barges	6 - 8	years
Landfill airspace and improvements	10 - 30	years
Other	4 - 20	years

The Company reviews the carrying value of property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Such indicators may include, among others, deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows or a trend of negative or declining cash flows over multiple periods.

Property, plant and equipment is tested for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. As a result, the property, plant and equipment impairment test is at a significantly lower level than the level at which goodwill is tested for impairment. In markets where the Company does not produce downstream products, such as ready-mix concrete, asphalt paving mix and paving and related services, the lowest level of largely independent identifiable cash flows is at the individual aggregates operation or a group of aggregates operations collectively serving a local market or the cement operations. Conversely, in vertically-integrated markets, the cash flows of the downstream and upstream businesses are not largely independently identifiable and the vertically-integrated operations are considered the lowest level of largely independent identifiable cash flows.

Assets are assessed for impairment charges when identified for disposition. Projected losses from disposition are recognized in the period in which they become estimable, which may be in advance of the actual disposition. The net gain (loss) from asset dispositions recognized in general and administrative expenses in fiscal years 2016, 2015 and 2014 was $6.8 million, $23.5 million and ($2.6 million), respectively. No material impairment charges have been recognized on assets held for use in 2016, 2015 or 2014. The losses are commonly a result of the cash flows expected from selling the asset being less than the expected cash flows that could be generated from holding the asset for use.

Accrued Mining and Landfill Reclamation—The mining reclamation reserve and financial commitments for landfill closure and post-closure activities are based on management’s estimate of future cost requirements to reclaim property at both currently operating and closed sites. Estimates of these obligations have been developed based on management’s interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Costs are estimated in current dollars, inflated until the expected time of payment, using an inflation rate of 2.5%, and then discounted back to present value using a credit-adjusted, risk-free rate on obligations of similar maturity, adjusted to reflect the Company’s credit rating. Changes in the credit-adjusted, risk-free rate do not change recorded liabilities. However, subsequent increases in the recognized obligations are measured using a current credit-adjusted, risk-free rate. Decreases in the recognized obligations are measured at the initial credit-adjusted, risk-free rate.

Significant changes in inflation rates or the amount or timing of future cost estimates typically result in both (1) a current adjustment to the recorded liability (and corresponding adjustment to the asset) and (2) a change in accretion of the liability and depreciation of the asset to be recorded prospectively over the remaining capacity of the unmined quarry or landfill.

Intangible Assets—The Company’s intangible assets are primarily composed of lease agreements and reserve rights. The assets related to lease agreements reflect the submarket royalty rates paid under agreements, primarily, for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates to contract-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but do not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. The following table shows intangible assets by type and in total:

	December 31, 2016			January 2, 2016
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Leases	$15,888	$(3,382)	$12,506	$10,357	$(2,531)	$7,826
Reserve rights	8,706	(3,710)	4,996	8,636	(2,078)	6,558
Trade names	1,000	(658)	342	1,000	(558)	442
Other	249	(104)	145	249	(70)	179
Total intangible assets	$25,843	$(7,854)	$17,989	$20,242	$(5,237)	$15,005

Amortization expense in 2016, 2015 and 2014 was $2.6 million, $2.2 million and $0.9 million, respectively. The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

2017	$1,222
2018	1,217
2019	1,198
2020	1,114
2021	1,073
Thereafter	12,165
Total	$17,989

Goodwill—Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired. Goodwill recorded in connection with the Company’s acquisitions is primarily attributable to the expected profitability, assembled workforces of the acquired businesses and the synergies expected to arise after the Company’s acquisition of those businesses. Goodwill is not amortized, but is tested annually for impairment as of the first day of the fourth quarter and at any time that events or circumstances indicate that goodwill may be impaired. A qualitative approach may first be applied to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is determined that an impairment is more likely than not, the two-step quantitative impairment test is then performed, otherwise further analysis is not required. The two-step impairment test first identifies potential goodwill impairment for each reporting unit and then, if necessary, measures the amount of the impairment loss.

Income Taxes—As a limited liability company, the Company’s federal and state income tax attributes are generally passed to its member. However, certain subsidiaries, or subsidiary groups, of the Company are taxable entities subject to income taxes in the United States and Canada, the provisions for which are included in the consolidated financial statements. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

For the Company’s taxable entities, deferred income tax assets and liabilities are computed for differences between the tax basis and financial statement amounts that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the jurisdictions in which they arise and periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines it would be able to realize its deferred tax assets for which a valuation allowance had been recorded then an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company evaluates the tax positions taken on income tax returns that remain open to examination by the respective tax authorities from prior years and positions expected to be taken on the current year tax returns to identify uncertain tax positions. Unrecognized tax benefits on uncertain tax positions are recorded on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority is recognized. Interest and penalties related to unrecognized tax benefits are recorded as income tax expense.

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The Company has entered into interest rate derivatives on $200.0 million of its term loan borrowings to add stability to interest expense and to manage its exposure to interest rate movements. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and will be subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The fair value of contingent consideration and derivatives as of December 31, 2016 and January 2, 2016 was:

	2016	2015
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$9,288	$4,918
Cash flow hedges	942	224
Acquisition-related liabilities and Other noncurrent liabilities
Contingent consideration	$2,377	$2,475
Cash flow hedges	1,438	681

The fair value accounting guidance establishes the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1 —	Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 —

Inputs other than Level 1 that are based on observable market data, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs that are observable that are not prices and inputs that are derived from or corroborated by observable markets.

Level 3 —	Valuations developed from unobservable data, reflecting the Company’s own assumptions, which market participants would use in pricing the asset or liability.

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and an 11.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. The fair value of the cash flow hedges are based on observable, or Level 2, inputs such as interest rates, bond yields and prices in inactive markets. There were no material adjustments to the fair value of contingent consideration in 2015 or to cash flow hedges in 2016 or 2015. In 2016, a $6.1 million increase in the fair value of contingent consideration was recognized as a result of a change in projected cash payments.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of December 31, 2016 and January 2, 2016 were:

	December 31, 2016		January 2, 2016
	Fair Value	Carrying Value	Fair Value	Carrying Value

Level 2
Long-term debt(1)	$1,586,102	$1,536,065	$1,283,799	$1,291,858

Level 3
Current portion of deferred consideration and noncompete obligations(2)	12,375	12,375	13,166	13,166
Long term portion of deferred consideration and noncompete obligations(3)	22,784	22,784	28,553	28,553

(1)$6.5 million included in current portion of debt as of December 31, 2016 and January 2, 2016.

(2)Included in current portion of acquisition-related liabilities on the consolidated balance sheet.

(3)Included in acquisition-related liabilities on the consolidated balance sheet.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

New Accounting Standards — In January 2017, the Financial Accounting Standards Board (“FASB”) issued a new Accounting Standards Update (“ASU”) 2017-04 Intangibles - Goodwill and Other (Topic 350), which simplifies the test for goodwill impairment. The ASU eliminates the two step goodwill impairment test and replaces it with a single step test.  The single step test compares the carrying amount of a reporting unit to its fair value; if the carrying amount is greater than the fair value the difference is the amount of the goodwill impairment. Step zero is left unchanged.

Therefore, entities that wish do a qualitative assessment are still permitted to do so. The ASU is effective for SEC filers for fiscal years beginning after December 15, 2020. However, the Company will early adopt this ASU as of the beginning of fiscal year 2017.

In March 2016, the FASB issued a new accounting standard with targeted amendments to the accounting for employee share-based payments. ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, requires that the income tax effect of share-based awards be recognized in the income statement and allows entities to elect an accounting method to recognize forfeitures as they occur or to estimate forfeitures, as is currently required. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. However, the Company early adopted this ASU as of the beginning of fiscal year 2016 and made an election to recognize forfeitures as they occur. The ASU adoption was applied using a modified retrospective method by means of a $1.7 million cumulative-effect adjustment to accumulated earnings as of the beginning of the fiscal year.

In February 2016, the FASB issued a new accounting standard related to lease accounting, ASU No. 2016-02, Leases, which will result in lessees recognizing most leases on the balance sheet. Lessees are required to disclose more quantitative and qualitative information about their leases than current U.S. GAAP requires. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As of December 31, 2016 and January 2, 2016, the Company’s undiscounted minimum contractual commitments under long-term operating leases, which were not recorded on the balance sheet, were $31.3 million and $21.9 million, respectively, which is an estimate of the effect to lease obligations and property, plant and equipment that the new accounting standard would have as of the dates noted, prior to the effect of discounting.

In May 2014, the FASB issued a new accounting standard to improve and converge the financial reporting requirements for revenue from contracts with customers. ASU No. 2014-09, Revenue from Contracts with Customers, prescribes a five-step model for revenue recognition that will replace most existing revenue recognition guidance in U.S. GAAP. The ASU will supersede nearly all existing revenue recognition guidance under U.S. GAAP and provides that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In July 2015, the FASB postponed the effective date of the new revenue standard by one year to the first quarter of 2018. Early adoption is permitted, but no earlier than 2017. In 2016, the Company established an implementation team (“team”) and engaged external advisers to develop a multi-phase plan to assess the Company’s business and contracts, as well as any changes to processes or systems to adopt the requirements of the new standard. The team has updated the assessment for new ASU updates and for newly acquired businesses. The team is in the process of developing its conclusions on several aspects of the standard including variable consideration, identification of performance obligations and the determination of when control of goods and services transfers to the Company’s customers.

Reclassifications—Certain amounts in the prior year have been reclassified to conform to the presentation in the current period.

(2) Acquisitions

The Company has completed numerous acquisitions since its formation in 2009, which have been financed through a combination of debt and equity funding. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value.

West segment

•

On October 3, 2016, the Company acquired Midland Concrete Ltd. (“Midland Concrete”), a ready-mix company with one plant servicing the Midland, Texas market. The acquisition was funded with cash on hand.

•

On August 19, 2016, the Company acquired H.C. Rustin Corporation (“Rustin”), a ready-mix company with 12 ready-mix plants servicing the Southern Oklahoma market. The acquisition was funded with cash on hand.

•

On April 29, 2016, the Company acquired Sierra Ready Mix, LLC (“Sierra Ready Mix”), a vertically integrated aggregates and ready-mix concrete business with one sand and gravel pit and two ready-mix concrete plants located in Las Vegas, Nevada. The acquisition was funded with cash on hand and $11.1 million of contingent consideration, $10.0 million of which related to the execution of a lease and the remaining to the achievement of certain earnings targets. The lease contingency criteria was met in 2016 and the $10.0 million of consideration was paid in the year ended December 31, 2016.

•	On December 11, 2015, the Company acquired all of the assets of Pelican Asphalt Company, LLC, an asphalt terminal business in Houston, Texas. The acquisition was funded with cash on hand.

•

On August 21, 2015, the Company acquired all of the stock of LeGrand Johnson Construction Co., a vertically integrated company based in Utah with five sand and gravel pits, four ready-mix concrete plants and three asphalt plants and servicing the northern and central Utah, western Wyoming and southern Idaho markets. The acquisition was funded with borrowings under the Company’s revolving credit facility.

•

On June 1, 2015, the Company acquired all of the stock of Lewis & Lewis, Inc., a vertically integrated business in Wyoming. The acquisition was funded with borrowings under the Company’s revolving credit facility.

East segment

•

On August 26, 2016, the Company acquired R.D. Johnson Excavating Company, LLC and Asphalt Sales of Lawrence, LLC (“RD Johnson”), an asphalt producer and construction services company based in Lawrence, Kansas. The acquisition was funded with both cash on hand and borrowings under the Company’s revolving credit facility.

•

On August 8, 2016, the Company acquired the assets of Weldon Real Estate, LLC (“Weldon”) and the membership interests of Honey Creek Disposal Service, LLC. (‘‘Honey Creek’’). Honey Creek is a trash collection business, which was sold immediately after acquisition. The Company retained the building assets of Weldon, where its recycling business in Kansas is operated. The acquisition was funded with borrowings under the Company’s revolving credit facility.

•

On May 20, 2016, the Company acquired seven aggregates quarries in central and northwest Missouri from APAC-Kansas, Inc. and APAC-Missouri, Inc., subsidiaries of Oldcastle Materials, Inc. (“Oldcastle Assets”). The acquisition was funded with cash on hand.

•

On March 18, 2016, the Company acquired Boxley Materials Company (“Boxley Materials”), a vertically integrated company based in Roanoke, Virginia with six quarries, four ready-mix concrete plants and four asphalt plants. The acquisition was funded with a portion of the proceeds from $250.0 million of 8.500% senior notes issued on March 8, 2016 and due April 15, 2022 (see note 8).

•

On February 5, 2016, the Company acquired American Materials Company (“AMC”), an aggregates company with five sand and gravel pits servicing coastal North and South Carolina. The acquisition was funded with cash on hand.

Cement segment

•

On August 30, 2016, the Company acquired two river-supplied cement and fly-ash distribution terminals in Southern Louisiana (“Angelle Assets”). The acquisition was funded with borrowings under the Company’s revolving credit facility.

•

On July 17, 2015, the Company completed the acquisition of the Davenport Assets, a cement plant and a quarry in Davenport, Iowa, and seven cement terminals along the Mississippi River for $450.0 million in cash and a cement distribution terminal in Bettendorf, Iowa, for which a $16.6 million gain on disposition was recognized in general and administrative expenses. The cash purchase price was funded through a combination of debt (see Note 8) and $80.0 million with proceeds from the August 2015 follow-on offering. Combined with the Company’s cement plant in Hannibal, Missouri, the Company has over two million short tons of cement capacity and eight cement distribution terminals along the Mississippi River from Minneapolis, Minnesota to New Orleans, Louisiana. The $170.1 million of goodwill that was acquired with the Davenport Assets reflects the value from estimated synergies and cost savings, primarily from the expanded geographic area, overhead cost reductions and best practice sharing of operating efficiencies between the acquired assets and the Company’s existing cement plant in Hannibal, Missouri. The Davenport Assets were immediately integrated into the Company’s existing cement operations such that it is not practicable to report revenue and net income separately for the Davenport Assets.

The purchase price allocation for the 2016 acquisitions, excluding AMC, has not yet been finalized due to the recent timing of the acquisitions and status of the valuation of property, plant and equipment. The table below summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates. Information related to the 2016 acquisitions is shown on an aggregated basis as the acquisitions were not material individually, or collectively.

	Year ended	Davenport	Year Ended
	December 31,	July 17,	January 2, 2016
	2016	2015	(excluding Davenport)

Financial assets	$21,008	$—	$12,555
Inventories	17,215	21,776	2,036
Property, plant and equipment	180,321	275,436	57,817
Intangible assets	5,531	—	—
Other assets	6,757	6,450	(745)
Financial liabilities	(19,052)	(2,190)	(13,733)
Other long-term liabilities	(36,074)	(4,086)	(11,289)
Net assets acquired	175,706	297,386	46,641
Goodwill	176,319	170,067	15,710
Purchase price	352,025	467,453	62,351
Acquisition related liabilities	(11,113)	—	(1,044)
Bettendorf assets	(5,921)	(18,743)	—
Other	1,967	—	—
Net cash paid for acquisitions	$336,958	$448,710	$61,307

(3) Goodwill

As of December 31, 2016, the Company had 12 reporting units with goodwill for which the annual goodwill impairment test was completed. To perform the annual impairment test on the first day of the fourth quarter of 2016, seven of our reporting units were assessed under a qualitative assessment. As a result of this analysis, it was determined that it is more likely than not that the fair value of the seven reporting units were greater than its carrying value. Accordingly, for those reporting units, the two-step quantitative impairment test was not performed. For the remaining reporting units, Step 1 of the impairment test was performed. The Company estimated the fair value of the reporting units using an income approach (i.e., a discounted cash flow technique) and a market approach. These valuation methods used Level 2 and Level 3 assumptions, including, but not limited to, sales prices of similar assets, assumptions related to future profitability, cash flows, and discount rates. These estimates are based upon historical trends, management’s knowledge and experience and overall economic factors, including projections of future earnings potential. Developing discounted future cash flow estimates in applying the income approach required management to evaluate its intermediate to longer-term strategies, including, but not limited to, estimates about revenue growth, operating margins, capital requirements, inflation and working capital management. The development of appropriate rates to discount the estimated future cash flows required the selection of risk premiums, which can materially affect the present value of estimated future cash flows. Based on this analysis, it was determined that the reporting units’ fair values were greater than their carrying values and no impairment charges were recognized in 2016. The accumulated impairment charges recognized in prior periods totaled $68.2 million.

The following table presents goodwill by reportable segments and in total:

	West	East	Cement	Total
Balance, December 27, 2014	$297,085	$98,089	$24,096	$419,270
Acquisitions	15,491	219	170,067	185,777
Foreign currency translation adjustments	(8,650)	—	—	(8,650)
Balance, January 2, 2016	$303,926	$98,308	$194,163	$596,397
Acquisitions(1)	29,006	145,109	10,375	184,490
Foreign currency translation adjustments	1,325	—	—	1,325
Balance, December 31, 2016	$334,257	$243,417	$204,538	$782,212

Accumulated impairment losses as of December 31, 2016 and January 2, 2016	$(53,264)	$(14,938)	$—	$(68,202)

(1)

Reflects goodwill from 2016 acquisitions and working capital adjustments from prior year acquisitions in the West and Cement segments, including $5.4 million related to below-market contracts assumed with the Davenport Assets acquisition.

(4) Accounts Receivable, Net

Accounts receivable, net consisted of the following as of December 31, 2016 and January 2, 2016:

	2016	2015
Trade accounts receivable	$152,845	$133,418
Retention receivables	12,117	13,217
Receivables from related parties	721	635
Accounts receivable	165,683	147,270
Less: Allowance for doubtful accounts	(3,306)	(1,726)
Accounts receivable, net	$162,377	$145,544

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

(5) Inventories

Inventories consisted of the following as of December 31, 2016 and January 2, 2016:

	2016	2015
Aggregate stockpiles	$103,073	$86,236
Finished goods	35,071	14,840
Work in process	6,440	5,141
Raw materials	13,095	23,865
Total	$157,679	$130,082

(6) Property, Plant and Equipment, net

Property, plant and equipment, net consisted of the following as of December 31, 2016 and January 2, 2016:

	2016	2015
Land (mineral bearing) and asset retirement costs	$227,558	$142,645
Land (non-mineral bearing)	146,099	151,008
Buildings and improvements	160,638	133,043
Plants, machinery and equipment	965,522	860,085
Mobile equipment and barges	307,885	231,523
Truck and auto fleet	32,236	24,539
Landfill airspace and improvements	48,513	48,513
Office equipment	26,096	17,708
Construction in progress	16,459	26,447
Property, plant and equipment	1,931,006	1,635,511
Less accumulated depreciation, depletion and amortization	(484,554)	(366,505)
Property, plant and equipment, net	$1,446,452	$1,269,006

Depreciation, depletion and amortization expense of property, plant and equipment was $144.2 million, $111.6 million and $85.8 million in the years ended December 31, 2016, January 2, 2016 and December 27, 2014, respectively.

Property, plant and equipment at December 31, 2016 and January 2, 2016 included $49.8 million and $47.0 million, respectively, of capital leases for certain equipment and a building with accumulated amortization of $10.6 million and $7.0 million, respectively. The equipment leases generally have terms of less than five years and the building lease had an original term of 30 years. Approximately $11.8 million and $15.3 million of the future obligations associated with the capital leases are included in accrued expenses as of December 31, 2016 and January 2, 2016, respectively, and the present value of the remaining capital lease payments, $27.5 million and $29.5 million, respectively, is included in other noncurrent liabilities on the consolidated balance sheets. Future minimum rental commitments under long-term capital leases are $13.6 million, $17.6 million, $5.7 million, $2.6 million, and $0.7 million for the years ended 2017, 2018, 2019, 2020 and 2021, respectively.

(7) Accrued Expenses

Accrued expenses consisted of the following as of December 31, 2016 and January 2, 2016:

	2016	2015
Interest	$22,991	$19,591
Payroll and benefits	30,546	24,714
Capital lease obligations	11,766	15,263
Insurance	11,966	9,824
Non-income taxes	5,491	4,618
Professional fees	2,459	2,528
Other(1)	25,254	16,404
Total	$110,473	$92,942

(1)	Consists primarily of subcontractor and working capital settlement accruals and deferred revenue.

(8) Debt

Debt consisted of the following as of December 31, 2016 and January 2, 2016:

	2016	2015
Term Loan, due 2022:
$640.3 million and $646.8 million, net of $2.6 million and $3.1 million discount at December 31, 2016 and January 2, 2016, respectively	$637,658	$643,693
8 1⁄2% Senior Notes, due 2022	250,000	—
6 1⁄8% Senior Notes, due 2023:
$650 million, net of $1.6 million and $1.8 million discount at December 31, 2016 and January 2, 2016, respectively	648,407	648,165
Total	1,536,065	1,291,858
Current portion of long-term debt	6,500	6,500
Long-term debt	$1,529,565	$1,285,358

The contractual payments of long-term debt, including current maturities, for the five years subsequent to December 31, 2016, are as follows:

2017	$6,500
2018	4,875
2019	6,500
2020	8,125
2021	6,500
Thereafter	1,507,750
Total	1,540,250
Less: Original issue net discount	(4,185)
Less: Capitalized loan costs	(15,109)
Total debt	$1,520,956

Senior Notes— On March 8, 2016, Summit LLC and Summit Materials Finance Corp., an indirect wholly-owned subsidiary of Summit LLC ("Finance Corp." and with Summit LLC, the “Issuers”) issued $250.0 million of 8.500% senior notes due April 15, 2022 (the “2022 Notes”).  The 2022 Notes were issued at 100.0% of their par value with proceeds of $246.3 million, net of related fees and expenses. The proceeds from the sale of the 2022 Notes were used to fund the acquisition of Boxley Materials, replenish cash used for the acquisition of AMC and pay expenses incurred in connection with these acquisitions. The 2022 Notes were issued under an indenture dated March 8, 2016 (as amended and supplemented, the “2016 Indenture”). The 2016 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2016 Indenture also contains customary events of default. Interest on the 2022 Notes is payable semi-annually in arrears on April 15 and October 15 of each year commencing on October 15, 2016.

In 2015, the Issuers issued $650.0 million of 6.125% senior notes due July 2023 (the "2023 Notes” and collectively with the 2022 Notes, the “Senior Notes”). The net proceeds from the 2023 Notes, with proceeds from the refinancing of the term loan described below, were used to pay the $370.0 million initial purchase price for the Davenport Assets, to redeem $336.8 million in aggregate principal amount of the then outstanding 2020 Notes and pay related fees and expenses. Of the aggregate $650.0 million of 2023 Notes, $350.0 million were issued at par and $300.0 million were issued at 99.375% of par. The 2023 Notes were issued under an indenture dated July 8, 2015, the terms of which are generally consistent with the 2016 Indenture. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year commencing on January 15, 2016.

In April, August and November 2015, using proceeds from the IPO, the refinancing of the term loan described below and the proceeds from the 2023 Notes, $288.2 million, $183.0 million and $153.8 million, respectively, in aggregate principal amount of the then outstanding 2020 Notes were redeemed at a price equal to par plus an applicable premium and the indenture under which the 2020 Notes were issued was satisfied and discharged. As a result of the redemptions, net charges of $56.5 million were recognized for the year ended January 2, 2016. The fees included $66.6 million for the applicable prepayment premium and $11.9 million for the write-off of deferred financing fees, partially offset by $22.0 million of net benefit from the write-off of the original issuance net premium.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of term debt are due on the last business day of each March, June, September and December. The unpaid principal balance is due in full on the maturity date, which is July 17, 2022. On July 17, 2015, Summit LLC refinanced its term loan under the Senior Secured Credit Facilities (the “Refinancing”). The Refinancing, among other things: (i) reduced the applicable margins used to calculate interest rates for term loans under the Senior Secured Credit Facilities to 3.25% for LIBOR rate loans and 2.25% for base rate loans, subject to a LIBOR floor of 1.00% (and one 25 basis point step down upon Summit LLC achieving a certain first lien net leverage ratio); (ii) increased term loans borrowed under the term loan facility from $422.0 million to an aggregate $650.0 million; and (iii) created additional flexibility under the financial maintenance covenants, which are tested quarterly, by increasing the applicable maximum Consolidated First Lien Net Leverage Ratio (as defined in the credit agreement governing the Senior Secured Credit Facilities, the “Credit Agreement”).

On March 11, 2015, Summit LLC entered into Amendment No. 3 to the Credit Agreement, which became effective on March 17, 2015 upon the consummation of the IPO. The amendment: (i) increased the size of the revolving credit facility from $150.0 million to $235.0 million; (ii) extended the maturity date of the revolving credit facility to March 11, 2020; (iii) amended certain covenants; and (iv) permits periodic tax distributions as contemplated in a tax receivable agreement, dated March 11, 2015. As a result of this amendment, $0.8 million of charges were recognized for the year ended January 2, 2016.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.25% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.25% for LIBOR rate loans.

There were no outstanding borrowings under the revolving credit facility as of December 31, 2016 and January 2, 2016, leaving remaining borrowing capacity of $209.4 million, which is net of $25.6 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of December 31, 2016 and January 2, 2016, Summit LLC was in compliance with all financial covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

Interest expense related to debt totaled $83.8 million, $73.6 million and $78.6 million for the years ended December 31, 2016, January 2, 2016 and December 27, 2014, respectively.

The following table presents the activity for the deferred financing fees for the years ended December 31, 2016 and January 2, 2016:

Deferred financing fees
Balance—December 27, 2014	$17,215
Loan origination fees	14,246
Amortization	(3,390)
Write off of deferred financing fees	(12,179)
Balance—January 2, 2016	$15,892
Loan origination fees	5,801
Amortization	(3,403)
Balance—December 31, 2016	$18,290

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of December 31, 2016 or January 2, 2016.

(9) Accumulated Other Comprehensive Loss

The changes in each component of accumulated other comprehensive loss consisted of the following:

				Accumulated
		Foreign currency		other
	Change in	translation	Cash flow hedge	comprehensive
	retirement plans	adjustments	adjustments	loss
Balance — December 28, 2013	$(6,045)	$—	$—	$(6,045)
Postretirement curtailment adjustment	(942)	—	—	(942)
Postretirement liability adjustment	(2,743)	—	—	(2,743)
Foreign currency translation adjustment	—	(5,816)	—	(5,816)
Balance — December 27, 2014	$(9,730)	$(5,816)	$—	$(15,546)
Postretirement liability adjustment	2,123	—	—	2,123
Foreign currency translation adjustment	—	(14,099)	—	(14,099)
Loss on cash flow hedges	—	—	(944)	(944)
Balance — January 2, 2016	$(7,607)	$(19,915)	$(944)	$(28,466)
Postretirement liability adjustment	426	—	—	426
Foreign currency translation adjustment	—	2,125	—	2,125
Loss on cash flow hedges	—	—	(1,529)	(1,529)
Balance — December 31, 2016	$(7,181)	$(17,790)	$(2,473)	$(27,444)

(10) Income Taxes

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its member and is generally not subject to federal or state income tax. However, certain subsidiaries, or subsidiary groups, file federal, state, and Canadian income tax returns due to their status as C corporations or laws within that jurisdiction. The provision for income taxes is primarily composed of federal, state and local income taxes for the subsidiary entities that have C corporation status.

As of December 31, 2016 and January 2, 2016, the Company has not recognized any liabilities for uncertain tax positions. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense during the years ended December 31, 2016 and January 2, 2016.

For the years ended December 31, 2016, January 2, 2016 and December 27, 2014, income taxes consisted of the following:

	2016	2015	2014
Provision for income taxes:
Current	$2,835	$1,605	$(905)
Deferred	(8,117)	(19,868)	(6,078)
Income tax benefit	$(5,282)	$(18,263)	$(6,983)

The effective tax rate on pre-tax income differs from the U.S. statutory rate of 35% due to the following:

	2016	2015	2014
Income tax expense (benefit) at federal statutory tax rate	$19,882	$(6,412)	$(4,643)
Less: Income tax benefit at federal statutory tax rate for LLC entities	(21,042)	(9,908)	(2,272)
State and local income taxes	1,279	(2,389)	(224)
Permanent differences	(1,726)	2,147	(129)
Effective tax rate change	(1,432)	10	(241)
Valuation allowance	148	—	1,693
Other	(2,391)	(1,711)	(1,167)
Income tax benefit	$(5,282)	$(18,263)	$(6,983)

The following table summarizes the components of the net deferred income tax liability as December 31, 2016 and January 2, 2016:

	2016	2015
Deferred tax (liabilities) assets:
Accelerated depreciation	$(58,094)	$(35,221)
Net operating loss	24,884	25,767
Investment in limited partnership	(12,899)	(13,135)
Net intangible assets	(999)	(880)
Mining reclamation reserve	582	2,411
Working capital (e.g., accrued compensation, prepaid assets)	1,386	1,662
Net deferred tax liabilities	(45,140)	(19,396)
Less valuation allowance	(2,677)	(2,523)
Net deferred tax liability	$(47,817)	$(21,919)

The net deferred income tax liability as of December 31, 2016 and January 2, 2016, are included in other noncurrent liabilities on the consolidated balance sheets. As of December 31, 2016, Summit LLC had federal net operating loss carryforwards of $72.6 million, which expire between 2030 and 2036. Summit LLC has alternative minimum tax credits of $0.2 million as of December 31, 2016, which do not expire.

Valuation Allowance—The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible (including the effect of available carryback and carryforward periods) and tax-planning strategies. The deferred income tax asset related to net operating losses resides with two separate tax paying subsidiaries (or subsidiary groups) of Summit LLC. These tax payers have historically generated taxable income and forecast to continue generating taxable income; however, the use of a portion of the net operating may be limited. Therefore, a $2.7 million and $2.5 million, respectively, valuation allowance has been recorded on a portion of the total net operating loss carryforwards as of December 31, 2016 and January 2, 2016, respectively. At December 31, 2016, the Company had net operating loss carryforwards for federal and state income tax purposes of $63.7 million and $72.5 million, respectively, which are available to offset future federal and state taxable income, if any, through 2035.

Tax years from 2013 to 2016 remain open and subject to audit by federal, Canadian, and state tax authorities. No income tax expense or benefit was recognized in other comprehensive loss in 2016, 2015 or 2014.

Tax Distributions  – The holders of Summit Holdings’ LP Units, including Summit Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Summit Holdings. The limited partnership agreement of Summit Holdings provides for pro rata cash distributions (“tax distributions”) to the holders of the LP Units in an amount generally calculated to provide each holder of LP Units with sufficient cash to cover its tax liability in respect of the LP Units. In general, these tax distributions are computed based on Summit Holdings’ estimated taxable income allocated to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to an individual or corporate resident in New York, New York (or a corporate resident in certain circumstances). In the years ended December 31, 2016 and January 2, 2016, Summit LLC paid distributions to Summit Holdings totaling $39.7 million and $46.6 million, respectively, of which $13.0 million and $28.7 million, respectively, was distributed to Summit Holdings’ partners, other than Summit Inc., and $26.7 million and $17.9 million, respectively, was paid to Summit Inc.

(11) Employee Benefit Plans

Defined Contribution Plan—The Company sponsors employee 401(k) savings plans for its employees, including certain union employees. The plans provide for various required and discretionary Company matches of employees’ eligible compensation contributed to the plans. The expense for the defined contribution plans was $8.6 million, $7.1 million and $3.8 million for the years ended December 31, 2016, January 2, 2016 and December 27, 2014, respectively.

Defined Benefit and Other Postretirement Benefits Plans—The Company’s subsidiary, Continental Cement, sponsors two noncontributory defined benefit pension plans for hourly and salaried employees. The salaried plan is closed to new participants and benefits are frozen. The hourly plan is also frozen except that new hourly participants from the Davenport, Iowa location accrue new benefits in the hourly plan. Pension benefits for eligible hourly employees are based on a monthly pension factor for each year of credited service. Pension benefits for eligible salaried employees are generally based on years of service and average eligible compensation.

Continental Cement also sponsors three unfunded healthcare and life insurance benefits plans for certain eligible retired employees. Effective January 1, 2014, the plan covering employees of the Hannibal, Missouri location was amended to eliminate all future retiree health and life coverage for current employees. During 2015, Continental Cement adopted two new unfunded healthcare and life insurance plans to provide benefits prior to Medicare eligibility for certain salaried and hourly employees of the Davenport, Iowa location.

The funded status of the pension and other postretirement benefit plans is recognized in the consolidated balance sheets as the difference between the fair value of plan assets and the benefit obligations. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”) and for the healthcare and life insurance benefits plans, the benefit obligation is the accumulated postretirement benefit obligation (“APBO”). The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. However, since the plans’ participants are not subject to future compensation increases, the plans’ PBO equals the APBO. The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligations are based on the Company’s estimates and actuarial valuations. These valuations reflect the terms of the plan and use participant-specific information, such as compensation, age and years of service, as well as certain assumptions that require significant judgment, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest-crediting rates and mortality rates.

Effective in 2015, the Company uses December 31 as the measurement date for its defined benefit pension and other postretirement benefit plans.

Obligations and Funded Status—The following information is as of December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, December 31, 2015 and December 27, 2014:

	2016		2015
	Pension	Healthcare	Pension	Healthcare
	benefits	& Life Ins.	benefits	& Life Ins.
Change in benefit obligations:
Beginning of period	$27,914	$13,458	$28,909	$13,356
Service cost	279	230	159	149
Interest cost	1,049	470	1,041	447
Actuarial loss (gain)	22	(682)	(1,464)	(1,720)
Change in plan provision	—	65	908	1,896
Benefits paid	(1,656)	(771)	(1,639)	(670)
End of period	27,608	12,770	27,914	13,458

Change in fair value of plan assets:
Beginning of period	$18,336	$—	$18,872	$—
Actual return on plan assets	719		(63)
Employer contributions	996	771	1,166	670
Benefits paid	(1,656)	(771)	(1,639)	(670)
End of period	18,395	—	18,336	—

Funded status of plans	$(9,213)	$(12,770)	$(9,578)	$(13,458)
Current liabilities	$—	$(844)	$—	$(964)
Noncurrent liabilities	(9,213)	(11,926)	(9,578)	(12,494)
Liability recognized	$(9,213)	$(12,770)	$(9,578)	$(13,458)

Amounts recognized in accumulated other comprehensive income:
Net actuarial loss	$9,248	$3,060	$9,024	$3,949
Prior service cost	—	(1,968)	—	(2,206)
Total amount recognized	$9,248	$1,092	$9,024	$1,743

The amount recognized in accumulated other comprehensive income (“AOCI”) is the actuarial loss and prior service cost, which has not yet been recognized in periodic benefit cost. At December 31, 2016, the actuarial loss expected to be amortized from AOCI to periodic benefit cost in 2017 is $0.6 million and $0.1 million for the pension and postretirement obligations, respectively.

	2016		2015		2014
	Pension	Healthcare	Pension	Healthcare	Pension	Healthcare
	benefits	& Life Ins.	benefits	& Life Ins.	benefits	& Life Ins.
Amounts recognized in other comprehensive (income) loss:
Net actuarial gain (loss)	$688	$(682)	$(16)	$(1,720)	$4,650	$1,992
Prior service cost	—	64	—	—	—	(2,553)
Amortization of prior year service cost	—	174	—	174	—	174
Curtailment benefit	—	—	—	—	—	1,346
Amortization of gain	(463)	(207)	(326)	(235)	(117)	(227)
Total amount recognized	$225	$(651)	$(342)	$(1,781)	$4,533	$732

Components of net periodic benefit cost:
Service cost	$279	$230	$159	$149	$75	$106
Interest cost	1,049	470	1,041	447	1,081	493
Amortization of gain	463	207	326	235	117	227
Expected return on plan assets	(1,386)	—	(1,385)	—	(1,378)	—
Curtailments	—	—	—	—	—	(1,346)
Amortization of prior service credit	—	(174)	—	(174)	—	(174)
Net periodic benefit cost	$405	$733	$141	$657	$(105)	$(694)

Assumptions—Weighted-average assumptions used to determine the benefit obligations as of year-end 2016 and 2015 are:

	2016		2015
		Healthcare		Healthcare
	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.
Discount rate	3.61% - 3.81%	3.32% - 3.65%	3.74% - 3.97%	3.34% - 3.80%
Expected long-term rate of return on plan assets	7.00%	N/A	7.30%	N/A

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31, 2016, January 2, 2016 and December 27, 2014:

	2016		2015		2014
		Healthcare		Healthcare		Healthcare
	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.
Discount rate	3.74% - 3.97%	3.34% - 3.80%	3.50% - 3.98%	3.39% - 3.52%	4.21% - 4.46%	4.33%
Expected long-term rate of return on plan assets	7.30%	N/A	7.30%	N/A	7.50%	N/A

The expected long-term return on plan assets is based upon the Plans’ consideration of historical and forward-looking returns and the Company’s estimation of what a portfolio, with the target allocation described below, will earn over a long-term horizon. The discount rate is derived using the Citigroup Pension Discount Curve.

Assumed health care cost trend rates were 8.0% grading to 4.5% as of year-end 2016 and 2015. Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s healthcare and life insurance benefits plans. A one percentage-point change in assumed health care cost trend rates would have the following effects as of year-end 2016 and 2015:

	2016		2015
	Increase	Decrease	Increase	Decrease
Total service cost and interest cost components	$55	$(47)	$45	$(36)
APBO	1,197	(1,038)	1,302	(1,121)

Plan Assets—The defined benefit pension plans’ (the “Plans”) investment strategy is to minimize investment risk while generating acceptable returns. The Plans currently invest a relatively high proportion of the plan assets in fixed income securities, while the remainder is invested in equity securities, cash reserves and precious metals. The equity securities are diversified into funds with growth and value investment strategies. The target allocation for plan assets is as follows: equity securities—30%; fixed income securities—63%; cash reserves—5%; and precious metals—2%. The Plans’ current investment allocations are within the tolerance of the target allocation. The Company had no Level 3 investments as of or for the years ended December 31, 2016 and January 2, 2016.

At year-end 2016 and 2015, the Plans’ assets were invested predominantly in fixed-income securities and publicly traded equities, but may invest in other asset classes in the future subject to the parameters of the investment policy. The Plans’ investments in fixed-income assets include U.S. Treasury and U.S. agency securities and corporate bonds. The Plans’ investments in equity assets include U.S. and international securities and equity funds. The Company estimates the fair value of the Plans’ assets using various valuation techniques and, to the extent available, quoted market prices in active markets or observable market inputs. The descriptions and fair value methodologies for the Plans’ assets are as follows:

Fixed Income Securities—Corporate and government bonds are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings.

Equity Securities—Equity securities are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

Cash—The carrying amounts of cash approximate fair value due to the short-term maturity.

Precious Metals—Precious metals are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

The fair value of the Plans’ assets by asset class and fair value hierarchy level as of December 31, 2016 and December 31, 2015 are as follows:

	2016
		Quoted prices in active
	Total fair	markets for identical	Observable
	value	assets (Level 1)	inputs (Level 2)
Fixed income securities:
Intermediate—government	$1,770	$—	$1,770
Intermediate—corporate	2,658	—	2,658
Short-term—government	912	—	912
Short-term—corporate	3,613	—	3,613
Equity securities:	—
U.S. Large cap value	1,181	1,181	—
U.S. Large cap growth	1,103	1,103	—
U.S. Mid cap value	577	577	—
U.S. Mid cap growth	546	546	—
U.S. Small cap value	551	551	—
U.S. Small cap growth	540	540	—
Managed Futures	366	366
International	1,099	1,099	—
Emerging Markets	359	359
Commodities Broad Basket	707	707
Cash	2,094	2,094	—
Precious metals	319	319	—
Total	$18,395	$9,442	$8,953

	2015
		Quoted prices in active
	Total fair	markets for identical	Observable
	value	assets (Level 1)	inputs (Level 2)
Fixed income securities:
Intermediate—government	$1,410	$—	$1,410
Intermediate—corporate	3,376	—	3,376
Short-term—government	390	—	390
Short-term—corporate	5,571	—	5,571
Equity securities:
U.S. Large cap value	1,148	1,148	—
U.S. Large cap growth	1,153	1,153	—
U.S. Mid cap value	557	557	—
U.S. Mid cap growth	569	569	—
U.S. Small cap value	554	554	—
U.S. Small cap growth	554	554	—
International	1,118	1,118	—
Cash	1,592	1,592	—
Precious metals	345	345	—
Total	$18,337	$7,590	$10,747

Cash Flows—The Company expects to contribute approximately $1.7 million in 2017 to both its pension plans and to its healthcare and life insurance benefits plans.

The estimated benefit payments for each of the next five years and the five-year period thereafter are as follows:

	Pension	Healthcare and Life
	benefits	Insurance Benefits
2017	$1,777	$844
2018	1,813	882
2019	1,817	869
2020	1,793	910
2021	1,762	898
2022 - 2026	8,590	4,579

(12) Accrued Mining and Landfill Reclamation

The Company has asset retirement obligations arising from regulatory or contractual requirements to perform certain reclamation activities at the time that certain quarries and landfills are closed, which are primarily included in other noncurrent liabilities on the consolidated balance sheets. The current portion of the liabilities, $5.1 million and $2.0 million as of December 31, 2016 and January 2, 2016, respectively, is included in accrued and other liabilities on the consolidated balance sheets. The total undiscounted anticipated costs for site reclamation as of December 31, 2016 and January 2, 2016 were $63.6 million and $56.7 million, respectively. The liabilities were initially measured at fair value and are subsequently adjusted for accretion expense, payments and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. The following table presents the activity for the asset retirement obligations for the years ended December 31, 2016 and January 2, 2016:

	2016	2015
Beginning balance	$20,735	$18,310
Acquired obligations	835	745
Change in cost estimate	3,055	907
Settlement of reclamation obligations	(2,283)	(689)
Additional liabilities incurred	—	60
Accretion expense	1,564	1,402
Ending balance	$23,906	$20,735

(13) Commitments and Contingencies

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all pending or threatened claims and litigation will not have a material effect on the Company’s consolidated results of operations, financial position or liquidity. The Company records legal fees as incurred.

Litigation and Claims—The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. for the sellers’ ownership interests in a joint venture agreement. The Company has the rights to any benefits under the joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture has incurred significant losses on a highway project in Utah, which have resulted in requests for funding from the joint venture partners and ultimately from the Company. Through December 31, 2016, the Company has funded $8.8 million, $4.0 million in 2012 and $4.8 million in 2011. In 2012 and 2011, the Company recognized losses on the indemnification agreement of $8.0 million and $1.9 million, respectively. As of December 31, 2016 and January 2, 2016, an accrual of $4.3 million was recorded in other noncurrent liabilities as management’s best estimate of future funding obligations.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

(14) Related Party Transactions

Under the terms of a transaction and management fee agreement between Summit Holdings and Blackstone Management Partners L.L.C. (“BMP”), whose affiliates include controlling stockholders of the Company, BMP provided monitoring, advisory and consulting services to the Company through March 17, 2015. Under the terms of the agreement, BMP was permitted to assign, and had assigned, a portion of the fees to which it was entitled to Silverhawk Summit, L.P. and to certain other equity investors.

The management fee was calculated based on the greater of $300,000 or 2.0% of the Company’s annual consolidated profit, as defined in the agreement, and is included in general and administrative expenses. In the year ended December 31, 2016, the Company recognized a $1.4 million benefit for an adjustment to costs accrued under this agreement and incurred management fees totaling $1.0 million and $4.4 million during the period between December 28, 2014 and March 17, 2015 and the year ended December 27, 2014, respectively. During these periods, the Company paid immaterial amounts to Silverhawk Summit, L.P. and to other equity investors.

Also under the terms of the transaction and management fee agreement, BMP undertook financial and structural analysis, due diligence investigations, corporate strategy and other advisory services and negotiation assistance related to acquisitions for which the Company paid BMP transaction fees equal to 1.0% of the aggregate enterprise value of any acquired entity or, if such transaction was structured as an asset purchase or sale, 1.0% of the consideration paid for or received in respect of the assets acquired or disposed. The Company paid BMP $3.9 million during the year ended December 27, 2014. During these periods, the Company paid immaterial amounts to Silverhawk Summit, L.P. and to other equity investors. The acquisition-related fees paid pursuant to this agreement are included in transaction costs.

In connection with the IPO, the transaction and management fee agreement with BMP was terminated on March 17, 2015 for a termination payment of $13.8 million; $13.4 million was paid to affiliates of BMP and the remaining $0.4 million was paid to affiliates of Silverhawk Summit, L.P. and to certain other equity investors.

In addition to the transaction and management fees paid to BMP, the Company reimburses BMP for direct expenses incurred, which were not material in the years ended December 31, 2016, January 2, 2016 and December 27, 2014.

Blackstone Advisory Partners L.P., an affiliate of BMP, served as an initial purchaser of $18.8 million of the 2022 Notes issued in March 2016 and $22.5 million and $26.3 million of the 2023 Notes issued in November 2015 and July 2015, respectively, and received compensation in connection therewith. In addition, Blackstone Advisory Partners L.P. served as an underwriter of 1,681,875 shares of Class A common stock issued in connection with the August 2015 follow-on offering and received compensation in connection therewith.

On July 17, 2015, the Company purchased the Davenport Assets from Lafarge North America Inc. for a purchase price of $450.0 million in cash and a cement distribution terminal in Bettendorf, Iowa. At closing, $370.0 million of the purchase price was paid, and the remaining $80.0 million was paid on August 13, 2015. Summit Holdings entered into a commitment letter dated April 16, 2015, with Blackstone Capital Partners V L.P. (“BCP”) for equity financing up to $90.0 million in the form of a preferred equity interest (the “Equity Commitment Financing”), which would have been used to pay the $80.0 million deferred purchase price if other financing was not secured by December 31, 2015. For the Equity Commitment Financing, the Company paid a $1.8 million commitment fee to BCP for the year ended January 2, 2016.

Cement sales to companies owned by certain noncontrolling members of Continental Cement were approximately $1.4 million, and $14.3 million for the period between December 28, 2014 and March 17, 2015 and the year ended December 27, 2014, respectively.

In the year ended December 27, 2014, the Company sold certain assets associated with the production of concrete blocks, including inventory and equipment, to a related party for $2.3 million.

(15) Acquisition-Related Liabilities

A number of acquisition-related liabilities have been recorded subject to terms in the relevant purchase agreements, including deferred consideration and noncompete payments. Noncompete payments have been accrued where certain former owners of newly acquired companies have entered into standard noncompete arrangements. Subject to terms and conditions stated in these noncompete agreements, payments are generally made over a five-year period. Deferred consideration is purchase price consideration paid in the future as agreed to in the purchase agreement and is not contingent on future events. Deferred consideration is generally scheduled to be paid in years ranging from 5 to 20 years in annual installments. The remaining payments due under these noncompete and deferred consideration agreements are as follows:

2017	12,467
2018	10,327
2019	5,862
2020	4,728
2021	4,728
Thereafter	6,813
Total scheduled payments	44,925
Present value adjustments	(9,766)
Total noncompete obligations and deferred consideration	$35,159

Accretion on the deferred consideration and noncompete obligations is recorded in interest expense.

(16) Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2016, January 2, 2016 and December 27, 2014 was as follows:

	2016	2015	2014
Cash payments:
Interest	$82,540	$89,102	$64,097
Income taxes	2,645	1,685	1,361
Non cash financing activities:
Purchase of noncontrolling interest in Continental Cement	$—	$(64,102)	$—

(17) Leasing Arrangements

Rent expense, which primarily relates to land, plants and equipment, during the years ended December 31, 2016, January 2, 2016 and December 27, 2014 was $18.6 million, $12.1 million and $5.5 million, respectively. The Company has lease agreements associated with quarry facilities under which royalty payments are made. The payments are generally based on tons sold in a particular period; however, certain agreements have minimum annual payments. Royalty expense recorded in cost of revenue during the years ended December 31, 2016, January 2, 2016 and December

27, 2014 was $15.6 million, $12.6 million and $9.0 million, respectively. Minimum contractual commitments for the subsequent five years under long-term operating leases and under royalty agreements are as follows:

	Operating	Royalty
	Leases	Agreements
2017	$7,673	$5,288
2018	5,841	5,122
2019	4,852	4,723
2020	4,169	4,540
2021	3,340	4,241

(18) Redeemable Noncontrolling Interest

On March 17, 2015, upon the consummation of the IPO and the transactions contemplated by a contribution and purchase agreement entered into with the holders of all of the outstanding Class B Units of Continental Cement, Continental Cement became a wholly-owned indirect subsidiary of Summit Inc. The noncontrolling interests of Continental Cement were acquired for aggregate consideration of $64.1 million, consisting of $35.0 million of cash, 1,029,183 shares of Summit Inc.’s Class A common stock and $15.0 million aggregate principal amount of non-interest bearing notes payable in six annual installments of $2.5 million, beginning on March 17, 2016.

Prior to the March 17, 2015 purchase of the noncontrolling interest, the Company owned 100 Class A Units of Continental Cement, which represented an approximately 70% economic interest and had a preference in liquidation to the Class B Units. Continental Cement issued 100,000,000 Class B Units in May 2010, which remained outstanding until March 17, 2015 and represented an approximately 30% economic interest.

(19) Employee Long Term Incentive Plan

Prior to the IPO and Reorganization, the capital structure of Summit Holdings consisted of six different classes of limited partnership interests (Class A-1, Class A-2, Class B-1, Class C, Class D-1 and Class D-2), each of which was subject to unique distribution rights. There were no outstanding Class A-2 interests as of the date of the Reclassification (as defined below). A portion, but not all, of the Class D-1 and D-2 units were vested. As of their respective grant date, approximately half of the Class D-1 units were subject to a vesting period of five years (“time-vesting interests”), 20% on the first anniversary of the grant date and the remaining 80% vested monthly over a period of four years following the first anniversary date. Approximately half of the D-1 units and all of the D-2 units vested upon Summit Holdings’ investors achieving certain investment returns (“performance-vesting interests”). The fair value of the time-vesting Class D units granted in 2014 totaled $0.6 million. The weighted-average grant-date fair value in 2014 was $1,368.

In connection with the IPO and the Reorganization, the limited partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by creating the LP Units (“Reclassification”). Immediately following the Reclassification, 69,007,297 LP Units were outstanding, of which 575,256 time-vesting interests were not fully vested and 2,425,361 performance-vesting interests were not vested.

In addition, in substitution for part of the economic benefit of the Class C and Class D interests that was not reflected in the conversion of such interests to LP Units, warrants were issued to holders of Class C interests to purchase an aggregate of 160,333 shares of Class A common stock, and options were issued to holders of Class D interests to purchase an aggregate of 4,358,842 shares of Class A common stock (“leverage restoration options”). The exercise price of the warrants and leverage restoration options is the IPO price of $18.00 per share. In conjunction with the Reclassification of the equity-based awards, the Company recognized a $14.5 million modification charge in general and administrative expenses in the year ended January 2, 2016.

The leverage restoration options were granted under the Summit Materials, Inc. 2015 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). The leverage restoration options that correlated to time-vesting interests vest over four years beginning on the Reclassification date and the leverage restoration options that correlated to performance-vesting interests vest when both the applicable return multiple is achieved and a four year time-vesting condition is satisfied. The four-year time-vesting condition will be satisfied with respect to 25% on each of the first four anniversaries of the Reclassification date, subject to the employee’s continued employment through the applicable vesting date.

The Company also granted 240,000 options to purchase shares of Class A common stock under the Omnibus Incentive Plan to certain employees some of whom had not previously been granted equity-based interests. These stock options have an exercise price of $18.00 per share, the IPO price, and are subject to a time-based vesting condition that will be satisfied with respect to 25% of the award on each of the first four anniversaries of the grant date, subject to the employee’s continued employment through the applicable vesting date. The weighted-average grant date fair value of all stock options granted in 2015 was $9.00 per stock option.

In the year ended December 31, 2016, Summit Inc. acquired 45,124,528 LP Units in exchange for an equal number of shares of Class A common stock, of which 37,933,804 LP Units were exchanged by certain investment funds associated with or designated by The Blackstone Group L.P. (“Blackstone”). Blackstone subsequently sold the shares of Class A common stock it received through underwritten public offerings. As a result of these transactions and Blackstone’s prior exchange and sale of LP Units, the performance target associated with certain LP Units and leverage restoration options which was based on Blackstone receiving a 1.75 times return on its initial investment, was achieved, which had historically been considered improbable for accounting purposes.

In addition, on August 9, 2016, the Board of Directors of Summit Inc. determined that it was in the best interest of the Company to waive the 3.0 times threshold on the remaining unvested performance-based LP Units and leverage restoration options. The waiver of the 3.0 times threshold was accounted for as a modification of the applicable LP Units and stock options whereby the performance metric was previously considered improbable and became probable with the modification. The fair value of the LP Units was based on the closing stock price of Summit Inc.’s shares of Class A common stock on the modification date and the fair value of the affected options was determined using the Black-Scholes, Merton model, which requires the input of subjective assumptions, including the expected volatility and the expected term. The assumptions used included the $18.00 exercise price, 1.55% risk-free interest rate, no dividend yield, a 48% volatility rate and expected term of approximately 9 years. The Company recognized $37.3 million in general and administrative expenses in the year ended December 31, 2016 related to the vesting of these performance-based awards, which does not include expense on the stock options that will be recognized over the remaining 4-year vesting period. As of December 31, 2016 and January 2, 2016, 190,020 and 411,727 respectively, of time-vesting LP Units were unvested and 187,879 vested during the year ended December 31, 2016

In 2016, 2,822,259 stock options, 363,800 restricted stock units and 130,691 performance stock units were granted. Excluding 34,928 restricted stock units that have a one-year vesting period, these awards vest over three years at a rate of 33.3% of the award on each of the first three anniversaries, subject to the employee’s continued employment through the applicable vesting date. These stock options have an exercise price between $17.07 per share and $21.63 per share.

In 2015, 10,000 restricted stock units were granted at a weighted-average grant date fair value of $23.79 per restricted stock unit, which vest over four years at a rate of 25% of the award on each of the first four anniversaries, subject to the employee’s continued employment through the applicable vesting date. The fair value of restricted stock units was determined based on the closing stock price of Summit Inc.’s Class A common shares on the date of grant.

The outstanding warrants, restricted stock units and options granted have a ten year contractual term at which point any unexercised awards are cancelled. As of December 31, 2016, 5,473,736 awards have been granted under the Omnibus Incentive Plan of the 13,500,000 shares of Class A common stock authorized for issuance. The following table summarizes information for the equity awards granted in 2016:

	Options		Restricted Stock Units		Performance Stock Units		Warrants
		Weighted		Weighted		Weighted		Weighted
		average grant-	Number of	average grant-	Number of	average grant-	Number of	average grant-
	Number of	date fair value	restricted	date fair value	performance	date fair value	performance	date fair value
	options	per unit	stock units	per unit	stock units	per unit	stock units	per unit
Beginning balance—January 2, 2016	2,265,584	$9.00	10,000	$23.79	—	$—	160,333	$18.00
Granted	2,822,259	8.90	363,800	17.52	130,691	18.71	—	—
Forfeited	(73,046)	9.08	(18,698)	18.65	—	—	—	—
Exercised	(24,354)	8.78	—	—	—	—	—	—
Vested	—	—	(2,500)	23.79	—	—	—	—
Balance—December 31, 2016	4,990,443	$8.95	352,602	$17.77	130,691	$18.71	160,333	$18.00

The fair value of the time-vesting options granted in 2016 and 2015 was estimated as of the grant date using the Black-Scholes-Merton model, which requires the input of subjective assumptions, including the expected volatility and the expected term. The fair value of the performance stock units granted in 2016 and the Class D units granted in 2014 was estimated as of the grant date using Monte Carlo simulations, which requires the input of subjective assumptions, including the expected volatility and the expected term. The following table presents the weighted average assumptions used to estimate the fair value of grants in 2016, 2015 and 2014:

				Performance
	Options			Stock Units
	2016	2015	2014	2016
Risk-free interest rate	1.75% - 1.97%	1.68% - 1.92%	0.50% - 0.68%	0.88%
Dividend yield	None	None	None	None
Volatility	48%	50%	58%	37%
Expected term	10 Years	7 - 10 years	3 - 4 Years	3 Years

The risk-free rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period approximating the expected term. As Summit Holdings has not historically and does not plan to issue regular dividends, a dividend yield of zero was used. The volatility assumption is based on reported data of a peer group of publically traded companies for which historical information was available adjusted for the Company’s capital structure. The expected term is based on expectations about future exercises and represents the period of time that the units granted are expected to be outstanding.

Compensation expense for time-vesting interests granted is based on the grant date fair value. The Company recognizes compensation costs on a straight-line basis over the service period, which is generally the vesting period of the award. Forfeitures are recognized as they occur. Share-based compensation expense, which is recognized in general and administrative expenses, totaled $49.9 million, $19.9 million and $2.2 million in the years ended December 31, 2016, January 2, 2016 and December 27, 2014, respectively. As of December 31, 2016, unrecognized compensation cost totaled $29.9 million. The weighted average remaining contractual term over which the unrecognized compensation cost is to be recognized is 2.8 years as of year-end 2016.

As of December 31, 2016, the intrinsic value of outstanding options, restricted stock units and performance stock units was $29.2 million, $8.4 million and $3.1 million, respectively, and the remaining contractual term was 8.3 years, 9.2 years and 9.2 years, respectively. The weighted average strike price of stock options outstanding as of December 31, 2016 was $17.94 per share. At December 31, 2016, the intrinsic value of stock options exercised and restricted stock units vested were both $0.1 million. The intrinsic value of 1.1 million exercisable stock options as of December 31, 2016 was $6.4 million with a weighted average strike price of $18.03 and a weighted average remaining vesting period of 8.2 years.

(20) Segment Information

The Company has three operating segments: West; East; and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure. The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, the Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of its segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of and for the years ended December 31, 2016, January 2, 2016 and December 27, 2014:

	2016	2015	2014
Revenue*:
West	$813,682	$804,503	$665,716
East	531,294	432,310	432,942
Cement	281,087	195,484	105,573
Total revenue	$1,626,063	$1,432,297	$1,204,231

*    Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	2016	2015	2014
Adjusted EBITDA:
West	$167,434	$150,764	$102,272
East	126,007	92,303	73,822
Cement	112,991	74,845	35,133
Corporate and other	(35,098)	(30,384)	(22,194)
Total Adjusted EBITDA	371,334	287,528	189,033
Interest expense	96,483	83,757	86,742
Depreciation, depletion and amortization	147,736	118,321	86,955
Accretion	1,564	1,402	871
IPO/ Legacy equity modification costs	37,257	28,296	—
Loss on debt financings	—	71,631	—
Transaction costs	6,797	9,519	8,554
Management fees and expenses	(1,379)	1,046	4,933
Non-cash compensation	12,683	5,448	2,235
(Gain) loss on disposal and impairment of assets	3,805	(16,561)	8,735
Other	9,583	2,991	3,344
Income (loss) from continuing operations before taxes	$56,805	$(18,322)	$(13,336)

	2016	2015	2014
Purchases of property, plant and equipment
West	$77,335	$39,896	$31,968
East	45,492	26,268	23,702
Cement	25,408	17,151	15,959
Total reportable segments	148,235	83,315	71,629
Corporate and other	5,248	5,635	4,533
Total purchases of property, plant and equipment	$153,483	$88,950	$76,162

	2016	2015	2014
Depreciation, depletion, amortization and accretion:
West	$65,345	$53,727	$33,271
East	51,540	38,923	38,035
Cement	30,006	24,758	15,052
Total reportable segments	146,891	117,408	86,358
Corporate and other	2,409	2,315	1,468
Total depreciation, depletion, amortization and accretion	$149,300	$119,723	$87,826

	2016	2015	2014
Total assets:
West	$902,763	$821,479	$771,234
East	870,613	545,187	553,843
Cement	868,440	843,941	364,351
Total reportable segments	2,641,816	2,210,607	1,689,428
Corporate and other	134,604	184,555	23,225
Total	$2,776,420	$2,395,162	$1,712,653

	2016	2015	2014
Revenue by product*:
Aggregates	$264,609	$219,040	$161,496
Cement	250,349	167,696	89,911
Ready-mix concrete	395,917	350,262	274,220
Asphalt	239,419	252,031	237,510
Paving and related services	304,041	295,995	326,378
Other	171,728	147,273	114,716
Total revenue	$1,626,063	$1,432,297	$1,204,231

*Revenue from the liquid asphalt terminals is included in asphalt revenue.

(21) Senior Notes’ Guarantor and Non-Guarantor Financial Information

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Wholly-owned Guarantors and the Non-Guarantors. On March 17, 2015, the noncontrolling interests of Continental Cement were purchased resulting in Continental Cement being a wholly-owned indirect subsidiary of Summit LLC. Continental Cement’s results of operations and cash flows are reflected with the Guarantors for the year ended December 31, 2016. In 2014, Continental Cement’s results are shown separately as a Non Wholly-owned Guarantor.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets

December 31, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$133,862	$4,820	$14,656	$(10,666)	$142,672
Accounts receivable, net	—	155,389	7,090	(102)	162,377
Intercompany receivables	521,658	321,776	—	(843,434)	—
Cost and estimated earnings in excess of billings	—	6,830	620	—	7,450
Inventories	—	153,374	4,305	—	157,679
Other current assets	1,259	11,012	529	—	12,800
Total current assets	656,779	653,201	27,200	(854,202)	482,978
Property, plant and equipment, net	7,033	1,418,902	20,517	—	1,446,452
Goodwill	—	735,490	46,722	—	782,212
Intangible assets, net	—	17,989	—	—	17,989
Other assets	3,202,706	125,270	1,946	(3,283,133)	46,789
Total assets	$3,866,518	$2,950,852	$96,385	$(4,137,335)	$2,776,420
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$—	$—	$—	$6,500
Current portion of acquisition-related liabilities	1,000	20,663	—	—	21,663
Accounts payable	1,497	76,886	3,329	(102)	81,610
Accrued expenses	46,460	73,807	872	(10,666)	110,473
Intercompany payables	509,503	327,405	6,526	(843,434)	—
Billings in excess of costs and estimated earnings	—	15,242	214	—	15,456
Total current liabilities	564,960	514,003	10,941	(854,202)	235,702
Long-term debt	1,514,456	—	—	—	1,514,456
Acquisition-related liabilities	—	25,161	—	—	25,161
Other noncurrent liabilities	2,395	231,199	56,356	(165,242)	124,708
Total liabilities	2,081,811	770,363	67,297	(1,019,444)	1,900,027
Total member's interest	1,784,707	2,180,489	29,088	(3,117,891)	876,393
Total liabilities and member’s interest	$3,866,518	$2,950,852	$96,385	$(4,137,335)	$2,776,420

Condensed Consolidating Balance Sheets

January 2, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$180,712	$4,068	$12,208	$(11,600)	$185,388
Accounts receivable, net	1	136,916	8,681	(54)	145,544
Intercompany receivables	562,311	114,402	10,670	(687,383)	—
Cost and estimated earnings in excess of billings	—	5,389	301	—	5,690
Inventories	—	126,553	3,529	—	130,082
Other current assets	764	3,306	737	—	4,807
Total current assets	743,788	390,634	36,126	(699,037)	471,511
Property, plant and equipment, net	10,355	1,232,340	26,311	—	1,269,006
Goodwill	—	550,028	46,369	—	596,397
Intangible assets, net	—	13,797	1,208	—	15,005
Other assets	1,840,889	130,992	2,288	(1,930,926)	43,243
Total assets	$2,595,032	$2,317,791	$112,302	$(2,629,963)	$2,395,162
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$—	$—	$—	$6,500
Current portion of acquisition-related liabilities	1,400	16,684	—	—	18,084
Accounts payable	2,138	74,111	5,202	(54)	81,397
Accrued expenses	40,437	62,217	1,888	(11,600)	92,942
Intercompany payables	122,174	562,537	2,672	(687,383)	—
Billings in excess of costs and estimated earnings	—	12,980	101	—	13,081
Total current liabilities	172,649	728,529	9,863	(699,037)	212,004
Long-term debt	1,273,652	—	—	—	1,273,652
Acquisition-related liabilities	—	31,028	—	—	31,028
Other noncurrent liabilities	1,292	197,484	56,703	(155,293)	100,186
Total liabilities	1,447,593	957,041	66,566	(854,330)	1,616,870
Total member's interest	1,147,439	1,360,750	45,736	(1,775,633)	778,292
Total liabilities and member’s interest	$2,595,032	$2,317,791	$112,302	$(2,629,963)	$2,395,162

Condensed Consolidating Statements of Operations and Comprehensive Loss

Year ended December 31, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	1,586,858	47,064	(7,859)	$1,626,063
Cost of revenue (excluding items shown separately below)	—	1,047,398	32,531	(7,859)	1,072,070
General and administrative expenses	91,533	152,752	6,374	—	250,659
Depreciation, depletion, amortization and accretion	2,410	142,773	4,117	—	149,300
Operating (loss) income	(93,943)	243,935	4,042	—	154,034
Other (income) loss, net	(239,082)	1,280	(326)	238,874	746
Interest expense	83,068	9,956	3,459	—	96,483
Income from continuing operations before taxes	62,071	232,699	909	(238,874)	56,805
Income tax (benefit) expense	—	(5,551)	269	—	(5,282)
Income from continuing operations	62,071	238,250	640	(238,874)	62,087
Income from discontinued operations	—	—	—	—	—
Net income	62,071	238,250	640	(238,874)	62,087
Net income attributable to noncontrolling interest	—	—	—	16	16
Net income attributable to member of Summit Materials, LLC	$62,071	$238,250	$640	$(238,890)	$62,071
Comprehensive income attributable to member of Summit Materials, LLC	$63,093	$239,353	$(1,485)	$(237,868)	$63,093

Condensed Consolidating Statements of Operations and Comprehensive Loss

Year ended January 2, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	$1,364,622	$100,360	$(32,685)	$1,432,297
Cost of revenue (excluding items shown separately below)	—	958,527	64,803	(32,685)	990,645
General and administrative expenses	73,555	107,282	6,451	—	187,288
Depreciation, depletion, amortization and accretion	2,316	112,166	5,241	—	119,723
Operating (loss) income	(75,871)	186,647	23,865	—	134,641
Other (income) expense, net	(107,275)	9,555	294	166,632	69,206
Interest expense	27,222	52,970	3,565	—	83,757
Income from continuing operations before taxes	4,182	124,122	20,006	(166,632)	(18,322)
Income tax (benefit) expense	—	(18,664)	401	—	(18,263)
Income from operations	4,182	142,786	19,605	(166,632)	(59)
Income from discontinued operations	—	(2,415)	—	—	(2,415)
Net income	4,182	145,201	19,605	(166,632)	2,356
Net loss attributable to noncontrolling interest	—	—	—	(1,826)	(1,826)
Net income attributable to member of Summit Materials, LLC	$4,182	$145,201	$19,605	$(164,806)	$4,182
Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(8,738)	$146,380	$5,506	$(151,886)	$(8,738)

Condensed Consolidating Statements of Operations and Comprehensive Loss

Year ended December 27, 2014

		Non-
		Wholly-	100%
		owned	Owned	Non-
	Issuers	Guarantor	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	$94,402	$1,065,590	$72,172	$(27,933)	$1,204,231
Cost of revenue (excluding items shown separately below)	—	67,951	796,078	51,064	(27,933)	887,160
General and administrative expenses	30,736	6,763	119,250	2,537	—	159,286
Depreciation, depletion, amortization and accretion	1,468	14,500	70,116	1,742	—	87,826
Operating (loss) income	(32,204)	5,188	80,146	16,829	—	69,959
Other income, net	(53,827)	(14,444)	(6,687)	(3)	71,514	(3,447)
Interest expense	31,827	11,608	51,248	1,172	(9,113)	86,742
(Loss) income from continuing operations before taxes	(10,204)	8,024	35,585	15,660	(62,401)	(13,336)
Income tax (benefit) expense	(1,427)	—	(5,766)	210	—	(6,983)
(Loss) income from operations	(8,777)	8,024	41,351	15,450	(62,401)	(6,353)
Income from discontinued operations	—	—	(71)	—	—	(71)
Net (loss) income	(8,777)	8,024	41,422	15,450	(62,401)	(6,282)
Net income attributable to noncontrolling interest	—	—	—	—	2,495	2,495
Net (loss) income attributable to member of Summit Materials, LLC	$(8,777)	$8,024	$41,422	$15,450	$(64,896)	$(8,777)
Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(18,278)	$2,759	$41,422	$9,634	$(53,815)	$(18,278)

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(132,328)	$373,588	$3,617	$—	$244,877
Cash flow from investing activities:
Acquisitions, net of cash acquired	(42,844)	(294,114)	—	—	(336,958)
Purchase of property, plant and equipment	(5,247)	(146,336)	(1,900)	—	(153,483)
Proceeds from the sale of property, plant, and equipment	—	16,606	262	—	16,868
Other	—	2,921	—	—	2,921
Net cash used for investing activities	(48,091)	(420,923)	(1,638)	—	(470,652)
Cash flow from financing activities:
Proceeds from investment by member	(502,140)	529,517	—	—	27,377
Capital issuance costs	(136)	—	—	—	(136)
Net proceeds from debt issuance	354,000	—	—	—	354,000
Loans received from and payments made on loans from other Summit Companies	440,738	(442,072)	400	934	—
Payments on long-term debt	(110,500)	(10,202)	—	—	(120,702)
Payments on acquisition-related liabilities	(400)	(29,140)	—	—	(29,540)
Financing costs	(5,801)	—	—	—	(5,801)
Distributions from partnership	(42,192)	—	—	—	(42,192)
Other	—	(16)	—	—	(16)
Net cash provided by financing activities	133,569	48,087	400	934	182,990
Impact of cash on foreign currency	—	—	69	—	69
Net (decrease) increase in cash	(46,850)	752	2,448	934	(42,716)
Cash — Beginning of period	180,712	4,068	12,208	(11,600)	185,388
Cash — End of period	$133,862	$4,820	$14,656	$(10,666)	$142,672

Condensed Consolidating Statements of Cash Flows

For the year ended January 2, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(276,104)	$356,187	$18,287	$(167)	$98,203
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(510,017)	—	—	(510,017)
Purchase of property, plant and equipment	(5,636)	(81,980)	(1,334)	—	(88,950)
Proceeds from the sale of property, plant, and equipment	—	12,945	165	—	13,110
Other	—	1,510	—	—	1,510
Net cash used for investing activities	(5,636)	(577,542)	(1,169)	—	(584,347)
Cash flow from financing activities:
Proceeds from investment by member	(155,060)	662,826	—	—	507,766
Capital issuance costs	(12,930)	—	—	—	(12,930)
Net proceeds from debt issuance	1,748,875	—	—	—	1,748,875
Loans received from and payments made on loans from other Summit Companies	(208,459)	226,703	(12,700)	(5,544)	—
Payments on long-term debt	(859,796)	(646,746)	—	1,056	(1,505,486)
Payments on acquisition-related liabilities	(166)	(17,890)	—	—	(18,056)
Financing costs	(14,246)	—	—	—	(14,246)
Distributions from partnership	(46,603)	—	—	—	(46,603)
Other	—	(167)	—	167	—
Net cash provided by (used for) financing activities	451,615	224,726	(12,700)	(4,321)	659,320
Impact of cash on foreign currency	—	—	(1,003)	—	(1,003)
Net increase (decrease) in cash	169,875	3,371	3,415	(4,488)	172,173
Cash — Beginning of period	10,837	697	8,793	(7,112)	13,215
Cash — End of period	$180,712	$4,068	$12,208	$(11,600)	$185,388

Condensed Consolidating Statements of Cash Flows

For the year ended December 27, 2014

		Non-
		Wholly-	100%
		owned	Owned	Non-
	Issuers	Guarantor	Guarantors	Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(40,964)	$11,776	$102,219	$8,207	$(2,000)	$79,238
Cash flow from investing activities:
Acquisitions, net of cash acquired	(181,754)	—	(216,100)	—	—	(397,854)
Purchase of property, plant and equipment	(4,534)	(14,941)	(55,222)	(1,465)	—	(76,162)
Proceeds from the sale of property, plant, and equipment	—	—	13,134	232	—	13,366
Other	—	(1,387)	(597)	—	1,354	(630)
Net cash used for investing activities	(186,288)	(16,328)	(258,785)	(1,233)	1,354	(461,280)
Cash flow from financing activities:
Proceeds from investment by member	27,617	—	—	1,354	(1,354)	27,617
Net proceeds from debt issuance	762,250	—	—	—	—	762,250
Loans received from and payments made on loans from other Summit Companies	(170,915)	5,338	173,166	(3,017)	(4,572)	—
Payments on long-term debt	(380,065)	(793)	(8,412)	—	—	(389,270)
Payments on acquisition-related liabilities	(2,000)	—	(8,935)	—	—	(10,935)
Financing costs	(9,085)	—	—	—	—	(9,085)
Other	(88)	—	(2,000)	—	2,000	(88)
Net cash provided by (used for) financing activities	227,714	4,545	153,819	(1,663)	(3,926)	380,489
Impact of cash on foreign currency	—	—	—	(149)	—	(149)
Net increase (decrease) in cash	462	(7)	(2,747)	5,162	(4,572)	(1,702)
Cash — Beginning of period	10,375	9	3,442	3,631	(2,540)	14,917
Cash — End of period	$10,837	$2	$695	$8,793	$(7,112)	$13,215

(22) Supplementary Data (Unaudited)

Supplemental financial information (unaudited) by quarter is as follows for the years ended January 2, 2016 and December 27, 2014:

	2016				2015
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net revenue	$387,389	$480,210	$412,636	$208,039	$359,532	$426,286	$329,009	$175,139
Operating income (loss)	48,604	88,253	46,732	(29,555)	67,990	83,357	42,300	(59,006)
Income (loss) from continuing operations	21,211	61,360	21,759	(42,243)	46,106	34,106	(434)	(79,837)
Net income (loss)	21,211	61,360	21,759	(42,243)	47,706	34,163	324	(79,837)

(23) Subsequent Events

On January 10, 2017, Summit Inc. raised $237.6 million, net of underwriting discounts, through the issuance of 10,000,000 shares of Class A common stock at a public offering price of $24.05 per share. Summit Inc. used these proceeds to purchase an equal number of LP Units and intends to cause Summit Holdings to use a portion of the proceeds from the offering to acquire two materials-based companies for a combined purchase price of approximately $110 million in cash, with remaining net proceeds to be used for general corporate purposes, which may include, but is not limited to, funding acquisitions, repaying indebtedness, capital expenditures and funding working capital.

On January 19, 2017, Summit LLC entered into Amendment No. 1 (“Amendment No. 1”) to the Credit Agreement, which, among other things, reduced the applicable margin in respect of the $640.3 million outstanding principal amount of term loans thereunder and included a 1.00% prepayment premium in connection with certain further repricing events that occur on or prior to the six-month anniversary of the effective date of Amendment No. 1. All other material terms and provisions remain substantially identical to the terms and provisions in place immediately prior to the effectiveness of Amendment No. 1.